December 23, 2009

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549

Attention: Matthew Crispino, Esq.

Re:	Xerox Corporation Amendment No. 3 to Registration Statement on Form S-4 Filed December 14, 2009 (“Amendment No. 3”) File No. 333-162639

Ladies and Gentlemen:

On behalf of Xerox Corporation (“Xerox”), we hereby submit for your review Xerox’s, and where applicable Affiliated Computer Services, Inc.’s (“ACS”), responses to the comments contained in the letter of the Staff of the Commission to Xerox, dated December 22, 2009. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 3, unless otherwise noted.

We plan to file later today Amendment No. 4 (“Amendment No. 4”) to the Registration Statement of Xerox, originally filed with the Commission on October 23, 2009 and amended by Amendment No. 1 to the Registration Statement, Amendment No. 2 to the Registration Statement and the above-referenced Amendment No. 3.

The Summary, page 9

1.

Please include a description of the litigation relating to the merger in the summary section of the prospectus and an appropriate cross-reference to a more detailed discussion in the filing. It appears that the company faces a continued risk of litigation regarding the merger consideration which is material to an investor’s decision to approve the merger and should be disclosed prominently. In this regard, also revise your risk factor on page 29 that begins “Several lawsuits have been filed against ACS…” to clarify the terms of the stipulation agreement. We note that the stipulation agreement states that although the plaintiffs have agreed not to take any action to prevent or delay the merger from closing, the plaintiffs will not be precluded from moving for other relief at a hearing scheduled for January 13 and

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

14, 2010, including a motion to seek an equitable set aside or constructive trust with respect to some or all of the consideration paid to Mr. Deason in the merger.

In response to the Staff’s comment, the following section will be added to Amendment No. 4 at the end of the summary section of the Registration Statement:

Litigation Relating to the Merger (Page 135)

Following announcement of the merger on September 27, 2009, ACS, members of the ACS board of directors (whom we refer to in this joint proxy statement/prospectus as the “Individual Defendants”), Xerox and Boulder Acquisition Corp. (which we collectively refer to in this joint proxy statement/prospectus as the “Xerox Parties”) were named as defendants in lawsuits brought by and on behalf of ACS stockholders in Texas state court and Delaware challenging Xerox’s proposed merger with ACS. We refer to these actions collectively as the “Stockholder Actions” and a more detailed discussion of the Stockholder Actions can be found in the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134.

Plaintiffs in the Stockholder Actions generally allege that (i) the members of the ACS board of directors breached their fiduciary duties to ACS and its shareholders by authorizing the sale of ACS to the Xerox Parties for what plaintiffs deem inadequate consideration and pursuant to an allegedly inadequate process and agreeing to certain provisions in the merger agreement and the voting agreement between the Xerox Parties and Mr. Deason that plaintiffs deem overly restrictive; (ii) ACS breached its fiduciary duties and/or aided and abetted the other defendants’ alleged breaches of fiduciary duties; and (iii) the Xerox Parties aided and abetted the other defendants’ alleged breaches of fiduciary duties. Plaintiffs in the Delaware stockholder action recently amended their complaint to allege, among other things, additional claims that (i) certain provisions of the merger agreement relating to the consideration to be paid to the holders of Class B shares violate the ACS certificate of incorporation and are, therefore, void, and (ii) the individual defendants breached their fiduciary duties to the ACS Class A stockholders by failing to disclose certain material facts in the October 23, 2009 Form S-4 filed with the SEC.

Pursuant to a stipulation entered into on November 20, 2009 and filed in both the Texas and Delaware courts (described in more detail in the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134), the Xerox Parties agreed that (i) if the ACS board of directors determines that ACS has received a superior proposal, Xerox will not enforce any provision of the voting agreement, including, without limitation, Section 2.1, that obliges Darwin Deason to vote any of the shares of ACS common stock covered by the voting agreement (a) in favor of the merger or (b) against such superior proposal; (ii) they will release Darwin Deason from the proxy granted under Section 2.3 of the voting agreement in the event that the ACS board of directors determines that ACS has received a superior proposal; (iii) they will not enforce any provision of the merger agreement, including, without limitation, Section 4.02(d), that would have the effect of compelling ACS or its board of directors to hold the special meeting of ACS stockholders to vote on the merger if the ACS board of directors (a) determines that ACS has received a superior proposal, and (b) makes a

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

company adverse recommendation change (as defined in the merger agreement) as a result thereof; (iv) if (a) the ACS board of directors determines that ACS has received a superior proposal, and (b) a company adverse recommendation change occurs as a result thereof, then, at the request of the ACS board of directors, Xerox will terminate the merger agreement pursuant to Section 7.01(f)(i) of the merger agreement. Also, pursuant to the aforementioned stipulation the plaintiffs agreed to stay prosecution of the stockholder litigation in Texas.

In addition, pursuant to stipulations so ordered by the Delaware Court of Chancery on December 16 and 22, respectively, (i) plaintiffs in the Stockholder Actions have agreed, among other things, not to seek to enjoin any shareholder vote on the closing of the Merger, nor take any action for the purpose of preventing or delaying the closing of the Merger; (ii) the plaintiffs in the Stockholder Actions have also agreed to withdraw any pending motion and refrain from filing any motion for interim or pre-trial equitable relief pertaining to the merger or Mr. Deason’s receipt of any consideration in connection with the merger, and (iii) the parties to the Stockholder Actions have agreed that there is no need for the hearing previously scheduled to take place before the Delaware Court of Chancery in January 2009 and that they will request that the Delaware Court of Chancery schedule a trial on plaintiffs’ claims in May 2010. Also pursuant to the stipulation so ordered on December 16, ACS and the Xerox Parties agreed to amend the Merger Agreement to provide that a non-waivable condition to the closing of the Merger will be the adoption of the Merger Agreement by the affirmative vote of holders of a majority of the outstanding shares of ACS Class A Common Stock (other than those shares of ACS Class A Common Stock held by holders of ACS Class B Common Stock).

ACS, the Individual Defendants, and the Xerox Parties deny any wrongdoing in connection with the proposed merger and plan to vigorously defend against all pending claims.

In response to the Staff’s comment, the following sentence will be added to Amendment No. 4 at the end of the risk factor on page 30 relating to litigation:

In addition, as discussed in more detail in the section entitled “The Merger — Litigation Relating to the Merger” beginning on page 134, all parties in the Delaware Action have also entered into a stipulation providing, among other things, that there is no need for the January 13-14, 2009 hearing date previously scheduled before the Delaware Court of Chancery, and the plaintiffs have agreed to withdraw any pending motion and refrain from filing any motion for interim or pre-trial equitable relief pertaining to the merger or Mr. Deason’s receipt of any consideration in connection with the merger.

Additional disclosure will also be added at the end of the section entitled “The Merger — Litigation Relating to the Merger” on page 136, including disclosure regarding an additional stipulation entered into by the parties to the Delaware Action in which the parties have agreed to inform the Court there is no need for a hearing on January 13 and 14, 2010 and the plaintiffs have agreed to withdraw any pending motion and refrain from filing any motion for interim or

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

pre-trial equitable relief pertaining to the Merger or Mr. Deason’s receipt of any consideration in connection with the Merger. The additional disclosure is set forth below.

On December 21, 2009, all parties to the Delaware Action entered into a stipulation (the “Deason Stipulation”) that was filed with the Delaware Court of Chancery that same day. Pursuant to the Deason Stipulation, all parties to the Delaware Action agreed, among other things, that:

(i) unless the Delaware Action should be dismissed or settled prior to the date the Delaware Court of Chancery should render a post-trial decision (the “Decision Date”), from the date of the consummation of the merger through the Decision Date, Mr. Deason (through his counsel) will provide co-lead class counsel twenty business days’ written notice prior to selling, transferring, hypothecating, pledging or otherwise entering into any agreement by which Mr. Deason will cease to have direct control over any of the Xerox Convertible Preferred Stock he will receive in connection with the consummation of the merger (a “Disposition Notice”);

(ii) plaintiffs agree to withdraw any pending motion and refrain from filing any motion for interim or other pre-trial equitable relief pertaining to the merger or Mr. Deason’s receipt of any consideration in connection with the merger;

(iii) if Mr. Deason should provide co-lead class counsel with a Disposition Notice, plaintiffs reserve the right to seek to obtain a preliminary injunction or other interim equitable relief pertaining to the proposed disposition identified in the Disposition Notice, and Mr. Deason and other defendants reserve the right to oppose any such application;

(iv) the parties shall jointly inform the Delaware Court of Chancery that there is no need for any hearing before the Delaware Court of Chancery on January 13 or 14, 2010 and shall request that the Delaware Court of Chancery schedule a trial to be held in May of 2010, if such scheduling can be accommodated by the Delaware Court of Chancery.

In connection with the filing of the Deason Stipulation, the parties represented to the Delaware Court of Chancery that there is no need for any hearing before the Delaware Court of Chancery in January 2009. The Delaware Court of Chancery so ordered the Deason Stipulation on December 22, 2009.

2.	Please revise the summary of the interests of ACS’s directors and executive officers in the transaction on page 15 to disclose Mr. Deason’s additional merger consideration, and that he is entitled to additional payments under the Employment Separation Agreement and the Stockholder Party Agreement.

In response to the Staff’s comment, the summary of the interests of ACS’s directors and executive offers in the transaction on page 15 will be revised in Amendment No. 4 as follows (new language is underlined):

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

Aside from their interests as ACS stockholders, ACS’s directors and executive officers have financial interests in the merger that are different from those of other ACS stockholders. In connection with the merger, Mr. Deason will receive additional consideration for his ACS Class B common stock in the form of Xerox Convertible Preferred Stock with an aggregate liquidation preference of $300 million. In addition, Mr. Deason entered into (i) a separation agreement with ACS and Xerox regarding post-merger compensation and benefits and (ii) a stockholder party agreement with Xerox in which Xerox and Mr. Deason have agreed to share equally certain tax liabilities and tax benefits, if any, that may arise from the merger related to Mr. Deason, each as described in more detail in the section entitled “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction — Mr. Deason’s Interests in the Transaction” beginning on page 119. The members of the ACS board of directors and the Strategic Transaction Committee were aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the ACS stockholders that the merger agreement be adopted. See “The Merger — Interests of ACS’s Directors and Executive Officers in the Transaction” beginning on page 119 for additional information about these financial interests.

*    *    *    *    *    *

Please note that Xerox has included certain changes to the Registration Statement other than those in response to the Staff’s comments.

Please call Mario Ponce (212-455-3442) or Elizabeth Cooper (212-455-3407) of this firm with any questions you may have regarding this filing or if you wish to discuss the above responses.

Securities and Exchange Commission

Attention: Matthew Crispino, Esq.

Very truly yours,

/s/ Mario Ponce
Mario Ponce

Don H. Liu, Esq.

Xerox Corporation

Tas Panos, Esq.

Affiliated Computer Services, Inc.

James C. Woolery, Esq.

Cravath, Swaine & Moore LLP

Minh Van Ngo, Esq.

Cravath, Swaine & Moore LLP

David C. Chapin, Esq.

Ropes & Gray LLP

Jan Woo

Securities and Exchange Commission

Barbara C. Jacobs

Securities and Exchange Commission